

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2017

Bruce Cousins
Chief Financial Officer
Arbutus Biopharma Corporation
100-8900 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8

  Re: Arbutus Biopharma Corporation
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed November 21, 2017
    File No. 001-34949

Dear Mr. Cousins:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Daniel M. Miller